

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 4, 2009

Mr. Kulwant Sandher
Chief Financial Officer
Turner Valley Oil and Gas Inc.
604-700 West Pender Street
Vancouver, BC V6C 1G8

> **Re:** **Turner Valley Oil & Gas, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-30891**

Dear Mr. Sandher:

We issued comments to you on the above captioned filing(s) on August 21, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 19, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 19, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joanna Lam at (202)-551- 3476 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief